

Mail Stop 7010

September 13, 2007

via U.S. mail and facsimile

James W. Bradshaw
Chief Executive Officer
Tarpon Industries, Inc.
2420 Wills Street
Marysville, MI 48040

> **Re: Tarpon Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **File No. 001-32428**

Dear Mr. Bradshaw:

    We have reviewed the above referenced filings and have the following comments. Please note we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Statement of Cash Flows

1.   Your customer, FENCEMaster filed for bankruptcy, which resulted in a bad debt charge of $925,000 in 2005. Please explain the nature of the transactions presented in the statement of cash flows that relate to FENCEMaster, including the $1.1 million of proceeds from FENCEMaster in 2005 and the $984,733 payment of FENCEMaster obligations in 2006. Tell us how your classification of these transactions complies with SFAS 95.

Note 1. Company and Summary of Significant Accounting Policies

Revenue Recognition

2.   With regard to your Steelbank business, which brokers the sale of structural and mechanical tubing manufactured by other tubing companies, tell us whether or not you recognize revenue on a gross or net basis. Tell us how you considered the factors in EITF 99-19 when presenting the revenues from your Steelbank business.

Note 4. Goodwill and Intangible Assets

3.   We note your reference to an appraisal when discussing how you valued intangible assets. In future filings delete your reference to the appraisal or identify the firm that prepared it. If you choose to refer to and identify the independent appraisal firm, you should also include the expert's consent when the reference is included in a 1933 Act filing. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C. Please note for future reference.

Form 10-Q for June 30, 2007

Liquidity and Capital Resources, page 23

4.   On pages 23 and 24 you document your net working capital deficit of $11.9 million, as well as the $12.9 million in debt maturing within the next twelve months. You then conclude your discussion of future cash needs by stating, "The Company is in the process of obtaining equity financing for working capital needs and refinancing its short term debts, on terms favorable to the Company. There can be no assurance that adequate financing will be obtained, failing to meet the Company's financing needs will have a material adverse effect on its operations and continuance of business operations." In future filings, please provide a reasonably detailed discussion of your plans to overcome your financial difficulties and generate sufficient cash to support operations and meet obligations during the twelve month period following the date of the financial statements. The general boilerplate discussion included in this section does not appear to meet the requirements of Item 303 of Regulation S-K or the guidance in FRR Section 607.02. For example, we would expect the discussion in this Form 10-Q to have addressed the August 9 debt restructuring, the anticipated source, timing and amount of the equity financing you refer to, and the specific plans regarding cost reduction efforts. The discussion should be updated as necessary on a quarterly basis.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence S. O'Brien
Branch Chief